Exhibit 99.1

Eco Wave Power Global AB (publ) to Apply for Delisting from Nasdaq First
North Growth Market in Stockholm

Focus to Shift to Recent Listing on Nasdaq U.S. (Stock Symbol: WAVE)

Stockholm, February 25, 2022 – Eco Wave Power Global AB (publ) (Nasdaq U.S.: WAVE; Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”) today announced it plans to apply for delisting from Nasdaq First North Growth Market (the “Nasdaq First North”), as it shifts attention to its recent listing on the Nasdaq Capital Market in the United States (“Nasdaq U.S.”). The formal application for delisting will be submitted to Nasdaq First North no earlier than three months from today.

When finalizing the decision to delist Eco Wave Power’s common shares, the Board of Directors of the Company (the “Board”) considered the higher liquidity of Eco Wave Power’s securities on the Nasdaq U.S. in comparison to Nasdaq First North, as well as the desire to have all of its shares traded on one main stock exchange. The Board has chosen to focus on growing in the American market where the Company has had American Depositary Shares (ADSs) trading since July 2021.

The Company reminds its shareholders that they can convert their common shares into ADSs listed on the Nasdaq Capital Market.

The Company has also reached an agreement with The Bank of New York Mellon, the depository of the ADSs, to enable all shareholders on Nasdaq First North to convert their shares to ADSs, free of charge, for ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North.

In order to effectuate such conversion, the shareholders must contact the depositary of the ADSs. Information about conversion of shares to ADSs is available below in Appendix A.

More information about the delisting will be provided once the formal delisting process has been initiated with Nasdaq First North.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the Company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison+Partners

EcoWavePower@allisonpr.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses submission of its formal application for delisting to Nasdaq First North, higher liquidity on the Nasdaq U.S., its focus on growing in the American market and conversion of common shares into ADSs by the Company’s shareholders. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

The information in the press release is information that EWPG is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person above on February 25, 2022, at 15:00 CEST.

Appendix A

Eco Wave Power Global AB (publ)

Issuance and Conversion Guide

Eco Wave Power Global AB (publ) (‘Eco Wave”) intends to submit an application to delist its common shares on Nasdaq First North Growth Market. The formal application for delisting will be submitted to Nasdaq First North no earlier than ninety (90) days from today and Nasdaq First North will decide on the delisting date at which Eco Wave’s common shares will be officially delisted in Sweden (“Delisting Date”). After the Delisting Date, Eco Wave will trade exclusively on the Nasdaq Capital Market in the United States under ticker symbol WAVE and CUSIP# 27900N103 in the form of American Depositary Shares (“ADSs”). Shareholders of Eco Wave are encouraged to convert their common shares to ADSs. Issuance fees for the conversions of Eco Wave shares are waived during the ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North Growth Market. Below is the detailed procedure for converting your common shares to ADSs:

●	Deposit the underlying common shares to The Bank of New York Mellon (BNYM) custodial account in Sweden. See below custodian information:

Custodian Name:	Skandinaviska Enskilda Banken AB (“SEB”)
SWIFT (BIC):	ESSESESS
Contact Email address:	subcustody.accounts.nordic@seb.se
Telephone No:	+371 677 57360
For credit to:	The Bank of New York Mellon DR
Account No:	01001151658

Note: All deposits must result in the issuance of whole ADSs. The common share to American Depositary Share (ADS) ratio is 8 shares to 1 ADS. BNYM will not issue fractional ADSs and deposits resulting in fractional ADSs will be rejected by BNYM.

●	All deposits must include the following information: Broker or counterparty’s name, broker or counterparty’s Depository Trust Company (DTC) participant number, name of investor and account number with the broker or counterparty. BNYM custodian will likely reject deposits without complete delivery instructions. Additionally, BNYM will not be able to deliver the ADSs without complete delivery information.

●	Upon receipt of the SWIFT confirmation of deposit from SEBand complete delivery instructions, BNYM will deliver the ADSs to DTC for credit to the counterparty, who will further credit the investor’s account. To avoid delay in completing the delivery of the ADSs, it is helpful for investors to advise their brokers to receive BNYM’s delivery of the ADSs. Issuance fees for the conversions of Eco Wave shares are waived during the ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North Growth Market. Thereafter, issuance fees will be charged on conversions of ordianry shares at the rate of $5 per 100 ADSs or a fraction thereof.

3